February 19, 2008

Via EDGAR and FedEx

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 1 to Registration Statement on Form S-3
Filed February 15, 2008
File No. 333-148713

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 1.

Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 11, 2008. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Opinions of Counsel

1.
Please note that each time you do a takedown of any of these securities, you must file a “clean opinion” of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Response:

In response to the Staff's comment, we confirm that the Company will file "clean" opinions of counsel each time the Company does a takedown of securities.

2.	Please file new or revised legality opinions in response to these comments, and ensure that counsel includes the Form S-3 file number in each case.

Response:

In response to the Staff's comment, revised legal opinions have been filed as exhibits 5.1 and 5.2 as part of Amendment No. 1.

Securities and Exchange Commission
February 19, 2008

Exhibit 5.1

3.
We note that counsel has limited its opinion to the laws of Bermuda. With respect to the debt securities, you also must obtain and file an opinion of counsel that opines on the laws of the state governing the applicable indenture. We note that the form of senior indenture and the form of subordinated indenture filed as exhibits 4.4 and 4.5, respectively, indicate that each such indenture will be governed by the laws of the State of New York.

Response:

In response to the Staff's comment, the exhibit 5.2 opinion has been revised as requested.

4.	The following items appear inappropriate or require additional clarification:

•	counsel indicates at page 3 that the opinion is “subject to ‘any matters not disclosed to us,’” which appears overly broad;

•	the sixth numbered paragraph of the opinion does not address whether the Depositary Shares will be fully paid and non-assessable;

•	because shareholders and potential shareholders may rely upon the opinion, the several suggestions to the contrary that appear under the caption “Disclosure” are inappropriate; and

•	counsel should not claim that the opinion is being rendered “solely” for the registrant’s benefit.

Response:

In response to the first, third and fourth part of the Staff’s comment, the opinion has been revised as requested. In response to the second part of the Staff’s comment, the opinion has not been revised as Bermuda counsel believes that the Depositary Shares should not be described as fully paid and non-assessable because they are not shares of the Company with par value for which such a description is accurate, but securities overlying shares. We note that the underlying Preference Shares are opined on the previous paragraph of the opinion.

Securities and Exchange Commission
February 19, 2008

Exhibit 5.2

5.	We note that counsel has limited its opinion regarding the guarantees to the State of Delaware. The opinion also should cover the laws of the state governing each of the indentures.

Response:

In response to the Staff's comment, the opinion has been revised as requested.

6.	Counsel indicates that the guarantees will be “validly issued.” However, counsel must opine that the guarantees will be binding obligations of each of the guarantors.

Response:

In response to the Staff's comment, the opinion has been revised as requested.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS LLP

By: /s/ Vinson & Elkins LLP

Enclosures

Cc:  Laura Nicholson, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited